Emeco Holdings Limited

14 October 2008

Exemption File No. 82-35011

Securities and Exchange Commission [redacted]
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Dear Sir/Madam

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement –14 October 2008 –CFO presentation to Macquarie Emerging Leaders conference*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact me by telephone: +61-8-9420 0213 in Australia, facsimile: +61-8-9321-1366 or email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to me at the address below.

Thank you for your attention.

Sincerely

M.Kirkpatrick.

Michael Kirkpatrick
General Manager Corporate Services

Encl

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	14-Oct-2008
Time	10:20:21
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

CFO presentation to Macquarie Emerging Leaders Conference

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Exemption File No. 82-35011

Emeco Holdings Limited
Macquarie Capital Emerging Leaders Conference


112
Emeco
CAT 793

Emeco

Disclaimer

- This presentation may contain forward looking statements that are subject to a range of risk factors and uncertainties. Whilst these statements are considered to be based on reasonable assumptions, the statements themselves and the assumptions upon which they are based may be affected by a range of circumstances which could cause actual results to differ significantly from the results expressed or implied in these forward looking statements. These circumstances include, but are not limited to: changes in the demand for volume of earth moved in the mining and civil construction sectors, changing customer preferences regarding the rental of heavy earthmoving equipment, industry competition, price fluctuations and general economic and financial market conditions, both in Australia and internationally. To the maximum extent permitted by law, Emeco Holdings Ltd, its directors, officers, employees and agents disclaim liability for any loss or damage which may be suffered by any person through the use of or reliance on anything contained in or omitted from this presentation.
- The information in this presentation is not an offer or recommendation to purchase or subscribe for securities in Emeco Holdings Ltd or to retain any securities currently held.

Emeco

Agenda

1. **Business Overview**
2. Financials
3. Strategic Outlook
4. Summary

Emeco's Global Business Model



Global Network
Rental Customers
Rental
Procurement
Parts Customers
Parts
Asset Maintenance
Maintenance Customers
Sales
Sales Customers
Emeco Products & Services
End user groups

Emeco

Renting with Emeco

Companies rent from Emeco to increase capital & operational efficiencies and achieve lower costs per hour

Reasons	Customer Constraint
Availability	◇ Long lead times for new equipment ◇ Limited network/expertise to purchase second hand machines
Flexibility	◇ Fluctuations in fleet requirements over life of mine ◇ Unplanned work or increased production targets that exceed fleet capacity
Capital Management	◇ Allocating limited capital between exploration/development and *operations* ◇ Constrained capital markets is limiting availability of capital
Residual Risk Management	◇ Optimising disposal timing ◇ Limited access to disposal networks
Asset Management	◇ Limited expertise or reliant on outsourcing, potentially increasing downtime of machines and efficiency

results in:

- **Capital and Operational Efficiency**
- **Lower Cost Per Hour**

Emeco

Emeco's Competitive Advantages

Emeco continues to differentiate its products & services, offering superior flexibility and value-add to its customers operations

	EMECO	Manufacturer Aligned Dealers	Other Independent Rental Companies
Provide machinery from a variety of manufacturers	✓	✗	✓
Global procurement capability to purchase low cost / low houred machines	✓	Limited	Limited
Redeploy / sell machines into other regions	✓	✗	Limited
Lower machine lead times than purchasing new	✓	✗	Limited
Access to capital	✓	Varies	Limited
Provide cost effective full maintenance options	✓	✓	✗
Primary business focused on providing dry hire heavy earthmoving solutions	✓	✗	Varies
Ability to supply a fleet for large contracts	✓	✓	Limited
OH&S policies, compliance and training	✓	✓	Limited

Emeco

Diversification

Emeco is strategically diversified across customers and commodities

Rental Revenue by Commodity


Civil 8%
Other 8%
Coal 37%
Zinc 11%
Oil 10%
Iron Ore 7%
Gold 19%

Rental Revenue by Customer


Remainder 42%
Top 5 25%
Top 6-10 15%
Top 11-20 18%

Customer Type


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Large
Small
Total
Miner
Contractor
Other

Source: Emeco Management Oct-08

Note: Oil includes conventional oil and gas, oil sands and infrastructure related to the production of oil from the oil sands.

A Large customer is defined as companies with a market cap greater than $1 billion, or jv / associates where a Large company is a major participant.

Emeco

Agenda

1. Highlights
2. **Financials**
3. Strategic Outlook
4. Summary

Emeco

2008 Financial Overview

- Operating revenues increased by 11.4% on 2007 to $617.9m
- EBITDA increased by 3.0% to $213.5m
- NPAT decreased by 9.6% to $67.5m[1] **(2H08 NPAT increased by +21.4% on 1H08)**
- International business performance improvements in Indonesia, US & Canada in 2H08
- Successful refinancing of senior debt facilities from $515m to $630m
- Continued focus on efficient capital management contributed to 2H08 reductions in working capital of $49m (ex. cash) & growth in free cash flow of 9.0% pcp
- Final fully franked dividend of 2.5 cps declared—Full year fully franked dividend of 4.5 cps, representing 42% of NPAT

Note:
1. Including significant items of $2.8m pre-tax and $2.0m post tax

Emeco

Performance trends

- Positive growth in fleet utilisation across all businesses globally
- Improving utilisation with stable cost structure expected to improve margins in FY09
- Improving ROFEs from 2H08 into FY09 through combination of higher utilisation and capital management initiatives



Global Rental Utilisation
85 %
80 %
75 %
70 %
65 %
by $ value
by units
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08



% of Revenue
EBITA Margin evolution
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
21.1%
22.0%
23.0%
23.7%
24.2%
22.2%
19.2%
19.7%
Australia
International
GROUP
1H05
2H05
1H06
2H06
1H07
2H07
1H08
2H08



EBITA ROFE
19%
18%
17%
16%
15%
14%
13%
12%
11%
10%
16.1%
14.7%
14.0%
12 mnth EBITA ROFE
6 mnth EBITA ROFE
3 mnth EBITA ROFE
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08

Emeco

Balance sheet and gearing

Funding certainty, strong cashflow and conservative gearing leaves Emeco well positioned

A$m	Jun-07	Dec-07	Jun-08	Change h/h (%)
Working capital [1]	110.2	95.8	108.3	13.1%
Sales and parts inventory	142.1	202.7	145.4	-28.2%
Rental plant	520.2	561.0	578.1	3.1%
Total assets	**1,089.1**	**1,192.2**	**1,167.0**	-2.1%
Net assets	672.9	685.9	701.7	2.3%
Net debt [2]	**305.7**	**395.2**	**348.4**	**-11.8%**
Facilities headroom [3]	**202.0**	**111.9**	**282.8**	**152.7%**
Gearing (net debt/ book equity)	45.4%	57.6%	49.7%	
Gearing (net debt/ LTM EBITDA)	1.48	1.92	1.63	
Interest cover (EBITDA/ Interest)	11.8	9.5	9.1	

- Successfully refinanced senior bank debt facility from $515m to $630m including $595m 3 year senior facility
- Due to adverse credit markets effective interest rate expected to increase approximately 130bps
- Conservative gearing and strong interest cover demonstrates strong balance sheet fundamentals
- Focus on balance sheet efficiencies through working capital management, more stringent capital deployment hurdle rates

Notes:

1. Working capital excludes Sales and Parts inventory presented on line below
2. Net Debt calculated as Senior debt, plus Finance leases liabilities, less Cash
3. June 08 facilities headroom includes $595m Senior debt facility, plus existing Finance lease facility of 36m, less Net Debt

Emeco

Operating cash flow

Emeco continues to generate significant free cashflow

A$m		12 months: FY07	FY08	
EBITDA		207.3	213.5	
Working capital		(80.0)	(1.5)	
FX/Other		8.0	(7.6)	
Interest		(23.4)	(22.3)	
Tax		(16.0)	(13.8)	
Operating Cashflow		**95.9**	**168.3**	
Maintenance capex:				
Rental		(53.2)	(96.9)	
Other	(13.0)	(7.1)	(24.7)	(77.8)
Disposals		47.3	43.8	
Free Cashflow		**82.9**	**90.4**	
Dividends		**(6.3)**	**(28.2)**	
Growth capex		**(182.9)**	**(106.8)**	
Debt funded		(106.3)	(44.5)	
Free cashflow funded		(76.6)	(62.2)	

- Net maintenance capex comprising equipment replacement & major overhauls lumpy but should trend towards depreciation over time
- FY09 growth in free cashflow expected from capex invested over last 12 months
- Capital base now well established to generate significant free cashflow for growth and capital management initiatives
- Primary focus on extracting greater returns on existing invested capital in FY09 whilst investing opportunistic growth capex to enhance ROFE

Notes:
1. FY07 tax reflects pro forma tax adjustment on pro forma adjustments, assuming no timing differences
2. Maintenance capex on motor vehicles, land and buildings and sundry equipment

Emeco

Agenda

1. Highlights
2. Financials
3. **Strategic Outlook**
4. Summary

Emeco

Organic growth opportunities

Emeco's primary markets are forecast to continue growing at between 3–10% p/a over the medium term

Australian Coal



450
400
350
300
250
200
MT
CAGR – 6%
2005
2007
2009F
2011F
2013F

Australian Gold



350
300
250
200
MT
CAGR – 3%
2006
2008F
2010F
2012F

Australian Iron Ore



550
500
450
400
350
300
250
200
MT
CAGR – 10%
2005
2007
2009F
2011F
2013F

Indonesian Coal



200
150
100
50
MT
CAGR – 11%
2002
2004
2006

Canadian Oil Sands



4000
3000
2000
1000
0
Thousand Barrels per Day
CAGR - 10%
2002
2004
2006
2008
2010
2012
In-Situ
Mining

Source: ABARE Commodity Outlook – March 2008, (Australian Coal represents total production of saleable coal)

(CAPP) Canadian Association of Petroleum Producers Crude Oil Forecast, Market and Pipeline Expansion Report (June 2007)

Ministry of Energy and Mineral Resources – Republic of Indonesia

Emeco™

Current market conditions

Emeco's outlook and earnings momentum remains positive

Australia	• Significant activity in coal, iron ore and gold markets are translating to strong fleet utilisation • Limited availability of new equipment is driving higher utilisations and longer contract tenure • Infrastructure de-bottleneck progress, though expected to take some time
Indonesia	• Higher coal production on the back of higher prices • Re-engagement of Australian contract miners is driving Emeco's return to utilisations above 90% • Numerous new projects coming to fruition, creating significant additional opportunities
Canada	• Oil sands mining activity and associated infrastructure increasing demand for equipment • Metaliferrous mines continue to present new opportunities in British Columbia • Emeco brand equity in region now well established • New maintenance facility has bolstered Emeco's unique service offering

Emeco™

Current market conditions

Emeco's outlook and earnings momentum remain positive

United States	• Appalachian coal prices have increased 100% over past six months translating to increased activity • US business infrastructure now well established to capitalise on opportunities • Increased capacity in Parts business is delivering value • Continued focus on quality of earnings
Europe	• Western Europe showing soft economic growth with limited trading opportunities • Ongoing review of performance and strategic direction of business

Emeco

Strategic outlook

Strategic growth

- Strategic focus delivering continued improvements in ROFE and utilisation levels whilst capturing any compelling growth opportunities that may arise
- Uncertainty of funding sources from debt and equity markets for our customers is translating into higher enquiry levels of Emeco rental offering
- Global mining activity in coal, iron ore and oil sands remains robust with a return to historic utilisation levels being witnessed

Balance sheet discipline

- With capital becoming increasingly constrained there is a renewed focus to improve capital efficiency with focus on management of working capital and returns on rental fleet

Strategic outlook

Organisational capabilities

- Continued integration of global business units and standardisation of Emeco systems and processes
- Enhancement of global procurement and asset management team to optimise global fleet
- Ongoing development of management team depth and capability (executive and operational) is translating into optimisation of existing business whilst pursuing strategic growth opportunities

Existing regions

- Australia businesses expecting continued growth due to supply and demand side factors
- Continue to deliver earnings quality in major international markets
  - Indonesia utilisation rates at all time high
  - Canada and US businesses demonstrate positive growth and profitability
  - Opportunities exist to relocate equipment across regions

Emeco

Agenda

1. Highlights
2. Financials
3. Strategic Outlook
4. **Summary**

Emeco

Summary

- Emeco is leveraged to mining volumes rather than commodity prices
- Whilst remaining diversified there is significant and increasing exposure to coal and iron ore
- Global fleet utilisation recovered in 2H08 and currently remains strong
- Cashflow generation from installed asset base plus secured funding leaves Emeco well placed for any future challenges or opportunities
- In addition to profit growth management remain focused on improving capital efficiency and enhancing group ROFE
- Emeco management remains confident in the outlook for FY2009 however global market conditions remain uncertain

Questions ?

END

"Helping you move the Earth"™

Emeco